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Exhibit 99(a)

DEGOLYER AND MACNAUGHTON
5001 SPRING VALLEY ROAD
SUITE 800 EAST
DALLAS, TEXAS 75244

APPRAISAL REPORT
as of
DECEMBER 31, 2007
on
PROVED RESERVES
of
CERTAIN INTERESTS
owned by
MESA OFFSHORE TRUST
prepared for
THE BANK of NEW YORK TRUST COMPANY, N.A.

i

DEGOLYER AND MACNAUGHTON
5001 SPRING VALLEY ROAD
SUITE 800 EAST
DALLAS, TEXAS 75244

APPRAISAL REPORT
as of
DECEMBER 31, 2007
on
PROVED RESERVES
of
CERTAIN INTERESTS
owned by
MESA OFFSHORE TRUST
prepared for
THE BANK of NEW YORK TRUST COMPANY, N.A.

FOREWORD

Scope of Investigation

        This report presents an appraisal, as of December 31, 2007, of the extent and value of the proved crude oil, condensate, and natural gas reserves of royalty interests in certain properties owned by the Mesa Offshore Trust (MOST) located offshore from Louisiana and Texas in the Gulf of Mexico. The Managing General Partner is Pioneer Natural Resources USA Inc. (PNR). This report was prepared at the request of The Bank of New York Trust Company, N.A. (Bank of New York), trustee for MOST.

        Reserves estimated in this report are expressed as gross and net reserves. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2007. Net reserves are defined as that portion of the gross reserves attributable to MOST's interests after deducting royalties and interests owned by others.

        This report presents values that were estimated for proved reserves using initial prices provided by Bank of New York and initial costs provided by PNR. Future price and cost assumptions were provided by Bank of New York. A detailed explanation of the price and cost assumptions used herein is included in the Valuation of Reserves section of this report.

        Values are expressed in terms of estimated future gross revenue, future net revenue, and present worth. Future gross revenue is that revenue which will accrue from the production and sale of the estimated net reserves. Future net revenue is calculated by deducting estimated operating expenses and capital costs from the future gross revenue. Future income tax expenses were not taken into account in the preparation of these estimates. Present worth is defined as future net revenue discounted at a specified arbitrary discount rate compounded monthly over the expected period of realization. In this report, present worth values using a nominal discount rate of 10 percent are reported in detail and values using nominal discount rates of 5, 15, 20, and 25 percent are reported as totals in the appendix to this report.

        Estimates of oil, condensate, and gas reserves and future net revenue should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves and revenue estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Authority

        This report was authorized by Mr. Mike Ulrich, Vice President, Bank of New York.

Source of Information

        Information used in the preparation of this report was obtained from PNR's files on behalf of Bank of New York, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by PNR and Bank of New York with respect to property interests, production from such properties, current costs of operation and development, current prices for production, the future plans for development of the properties, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

DEFINITION of RESERVES

        Petroleum reserves included in this report are classified as proved and are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs as of the date the estimate is made, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. Proved reserves classifications used in this report are in accordance with the reserves definitions of Rules 4-10(a) (1)-(13) of Regulation S-X of the United States Securities and Exchange Commission (SEC). The petroleum reserves are classified as follows:

          Proved oil and gas reserves—Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

    (i)
    Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

    (ii)
    Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

    (iii)
    Estimates of proved reserves do not include the following: (A) oil that may become available from known reservoirs but is classified separately as "indicated additional reserves"; (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite, and other such sources.

          Proved developed oil and gas reserves—Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

          Proved undeveloped reserves—Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

ESTIMATION of RESERVES

        Estimates of reserves were prepared by the use of standard geological and engineering methods generally accepted by the petroleum industry. The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

        Where appropriate the volumetric method was used to estimate the original oil in place (OOIP) and original gas in place (OGIP). Structure maps were prepared to delineate each reservoir, and isopach maps were constructed to estimate reservoir volume. Electrical logs, radioactivity logs, core analyses, and other available data were used to prepare these maps as well as to estimate representative values for porosity and water saturation.

        Estimates of ultimate recovery were obtained after applying recovery factors to OOIP or OGIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the petroleum, and the structural positions of the properties.

        For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production-decline curves, reserves were estimated only to the limits of economic production based on current economic conditions.

        The rates used for future oil, condensate, and gas production are estimated to be within the capacity of a well or reservoir to produce. Data available from wells drilled on the appraised properties through December 31, 2007, were used to prepare the estimates shown herein. Gross production through December 31, 2007, was deducted from the gross ultimate recovery to arrive at estimates of gross reserves.

        Gas volumes estimated herein are expressed as sales gas at a temperature base of 60 degrees Fahrenheit (°F) and a pressure base of 14.73 pounds per square inch absolute (psia). Sales gas is defined as the total gas to be produced from the reservoirs, measured at the point of delivery, after reduction for fuel usage, flare, and shrinkage resulting from field separation and processing. Condensate reserves estimated herein are those to be obtained by normal separator recovery.

        Estimates of the gross and net proved reserves, as of December 31, 2007, of the properties appraised are presented as follows. Oil and condensate reserves are expressed in barrels (bbl) and gas reserves are expressed in thousands of cubic feet (Mcf).

	Oil and Condensate (bbl)	Sales Gas (Mcf)
Gross Reserves Proved	135,283	3,955,609
Net Reserves Proved	10,391	276,858

VALUATION of RESERVES

        This report has been prepared using initial prices provided by Bank of New York and initial costs provided by PNR on behalf of Bank of New York. Future prices were estimated using guidelines established by the SEC and the Financial Accounting Standards Board (FASB). In this report, values for proved reserves were based on projections of estimated future production and revenue prepared for these properties.

  Oil and Condensate Prices

    Initial oil and condensate prices furnished by Bank of New York varied from $92.52 to $95.95 per barrel and were held constant for the producing lives of the properties.

  Natural Gas Prices

    The natural gas prices furnished by Bank of New York varied from $6.94 to $7.33 per thousand cubic feet of gas and were held constant for the producing lives of the properties.

  Operating Expenses and Capital Costs

    The properties appraised are royalties. Therefore, no operating expenses are incurred. The capital costs included at the request of Bank of New York are plugging, abandonment, and decommissioning costs related to facilities of prior producing properties in which MOST had a working interest.

        The estimated future revenue to be derived from the production and sale of MOST's net proved reserves, as of December 31, 2007, under the economic assumptions furnished by Bank of New York is summarized as follows, expressed in dollars ($):

Proved ($)
Future Gross Revenue	2,900,239
Operating Expenses	—
Capital Costs	1,476,367
Future Net Revenue*	1,423,872
Present Worth at 10 Percent*	1,192,446

    *
    Future income tax expenses were not taken into account in the preparation of these estimates.

        The appendix bound with this report presents tabulations and projections of revenue from the proved reserves for the interests appraised.

        In our opinion, the information relating to estimated proved reserves, estimated future net revenue from proved reserves, and present worth of estimated future net revenue from proved reserves of oil, condensate, and gas contained in this report has been prepared in accordance with Paragraphs 10-13, 15 and 30(a)-(b) of Statement of Financial Accounting Standards No. 69 (November 1982) of the FASB and Rules 4-10(a) (1)-(13) of Regulation S-X and Rule 302(b) of Regulation S-K of the SEC; provided, however, that (i) certain estimated data have not been provided with respect to changes in reserves information and (ii) future income tax expenses have not been taken into account in estimating the future net revenue and present worth values set forth herein.

        To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature or information beyond the scope of our report, we are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

SUMMARY and CONCLUSIONS

        Evaluated herein are royalty interests in certain properties owned by MOST located offshore from Louisiana and Texas in the Gulf of Mexico. Estimates of MOST's net proved reserves, as of December 31, 2007, of the properties appraised are presented as follows. Oil and condensate reserves are expressed in barrels (bbl) and gas reserves are expressed in thousands of cubic feet (Mcf).

Proved
Net Oil and Condensate, bbl	10,391
Net Sales Gas, Mcf	276,858

        Estimated revenue and costs attributable to MOST's interests in the proved reserves, as of December 31, 2007, of the properties evaluated under the aforementioned assumptions concerning future prices and costs are summarized as follows, expressed in dollars ($):

Proved ($)
Future Gross Revenue	2,900,239
Operating Expenses	—
Capital Costs	1,476,367
Future Net Revenue*	1,423,872
Present Worth at 10 Percent*	1,192,446

    *
    Future income tax expenses were not taken into account in the preparation of these estimates.

        Gas volumes estimated herein are expressed at a temperature base of 60 °F and a pressure base of 14.73 psia.

Submitted,

DeGOLYER and MacNAUGHTON
SIGNED: March 6, 2008

Paul J. Szatkowski, P.E. Senor Vice President DeGolyer and MacNaughton

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  Exhibit 99(a)